OVERT SKINCARE
FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2019.
(Legal Entity Name: Enclave Digital Development Company)

TABLE OF CONTENTS

Statement of Financial Position.. 3
Statement of Income.. 4
Statement of Equity.. 5
Statement of Cash Flows.. 6
Notes to the Financial Statement.. 7

OVERT SKINCARE
STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2019

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalent	$	83,083
TOTAL CURRENT ASSETS		83,083
TOTAL ASSETS	$	**83,083**

LIABILITIES AND SHARE HOLDER'S EQUITY

CURRENT LIABILITIES		
Credit Cards Payable	$	5,816
TOTAL CURRENT LIABILITIES		5,816
TOTAL LIABILITIES		**5,816**
SHAREHOLDER'S EQUITY		
Common stock, authorized 10,000,000 shares,		
8,750,000 shares issued and outstanding, $0.00001 par value.		88
Additional Paid-in Capital		119,913
Retained Earnings		(42,733)
TOTAL SHAREHOLDER'S EQUITY		**77,267**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	**83,083**
	$	-

OVERT SKINCARE
STATEMENT OF INCOME
FOR THE PERIOD ENDED DECEMBER 31,2019

REVENUES	$	1,184
COST OF GOODS SOLD		770
GROSS PROFIT		414
OPERATING EXPENSES		
Advertising & Marketing		8,336
Bank Charges & Fees		296
Contractors		25,000
Credit Card Yearly Fee		795
Legal & Professional Services		4,920
Taxes & Licenses		760
Other Expenses		3,040
TOTAL OPERATING EXPENSES		43,147
NET OPERATING LOSS	$	(42,733)

OVERT SKINCARE
STATEMENT OF EQUITY
AS AT DECEMBER 31, 2019

	Common Stock		Additional	Retained Earnings	Total
	Shares	**Amount**	**Paid-in Capital**	**(Accumulated Deficit)**	**Total**
BEGINNING BALANCE, FEBRUARY 04, 2019 (INCEPTION)	-	$ -	$ -	$ -	$ -
Contributions	8,750,000	88	119,913	-	120,000
Other comprehensive gain/(loss)	-	-	-	-	-
Net loss	-	-	-	(42,733)	(42,733)
ENDING BALANCE, DECEMBER 31, 2019	**8,750,000**	$ **88**	$ **119,913**	$ **(42,733)**	$ **77,267**


OVERT SKINCARE
STATEMENT OF CASHFLOW
AS AT DECEMBER 31, 2019


CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(42,733)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in liabilities:		
Credit Cards Payable		5,816
CASH USED FOR OPERATING ACTIVITIES		**(36,917)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets		-
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES		**-**
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock		88
Additional Paid in-Capital		119,913
CASH PROVIDED BY INVESTING ACTIVITIES		**120,000**
NET INCREASE (DECREASE) IN CASH		**83,083**
CASH AT BEGINNING OF YEAR		-
CASH AT END OF YEAR	$	**83,083**
SUPPLEMENTAL DISCLOSURE FOR NONCASH ACTIVITIES:		
STOCK ISSUANCE IN EXCHANGE FOR ASSETS		8,750,000

1   Summary of Significant Accounting Policies

The Company

Overt Skincare, Inc. (the "Company'") was incorporated in Delaware, United States Of America on February 04, 2019. The company is engaged in selling and marketing of skin care products.

Fiscal Year

The Company operates on a December 31st year-end.

Principles and Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market.

Intangibles

Intangible assets, other than goodwill, are measured at cost less accumulated amortization and accumulated impairment losses. Amortization is charged so as to allocate the cost of assets over their estimated useful lives, using the straight-line method.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1   Summary of Significant Accounting Policies (Cont.)

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1   Summary of Significant Accounting Policies (Cont.)

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues.

Warranty Reserve

The product contracts entered into generally provide a two month product warranty to customers from the date of shipment. The Company currently estimate the cost of satisfying warranty claims based on analysis of past experience and provide for future claims in the period the revenue is recognized.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

2   Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the
Company or its members.

3   Property and Equipment

Currently, there is no property and equipment relate to the company at December 31, 2019.

4   Related Parties

There were no related party transactions during the year.

5   Equity

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have
authority to issue is ten million (10,000,000) ordinary shares of par value of $ 0.00001.

The company issued eight million and seven fifty thousands ordinary shares at incorporation.
.
As at December 31, 2019, eight million and seven fifty thousands were outstanding.

6   Subsequent Events

There were not any subsequent events eligible for disclosure.

7   Legal Entity Name

The Legal Entity Name is Enclave Digital Development Company. For purposes of company presentation and coherence we have referred to it as the operating name, Overt Skincare.